UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

IUSACELL GROUP, INC.

(Translation of registrant’s name into English)

Prol. Paseo de la Reforma 1236
Col. Santa Fe, Deleg. Cuajimalpa
05438, Mexico D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F    X    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes    X    No

TABLE OF CONTENTS

SIGNATURES
Highlights
Quarterly Results
Financial Condition
Other Developments
Operating Highlights
Integral Financing (Cost) Gain
Revenue Breakdown
COMPARISON OF FOURTH QUARTER 2002 WITH FOURTH QUARTER 2001
COMPARISON OF TWELVE MONTHS 2002 WITH TWELVE MONTHS 2001
COMPARISON OF FOURTH QUARTER 2002 WITH FOURTH QUARTER 2001
COMPARISON OF TWELVE MONTHS 2002 WITH TWELVE MONTHS 2001

Documents Furnished By the Registrant

1.     Press Release of the Registrant dated February 25, 2003

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GRUPO IUSACELL, S.A. DE C.V.

Date: February 25, 2003	/s/Russell A. Olson

Name: Russell A. Olson Title: Executive Vice President and Chief Financial Officer

Investor Contacts:
IUSACELL REPORTS FOURTH QUARTER AND YEAR END 2002 RESULTS[1]	Russell A. Olson Chief Financial Officer 011-5255-5109-5751 russell.olson@iusacell.com.mx

Carlos J. Moctezuma Manager, Investor Relations 011-5255-5109-5780 carlos.moctezuma@iusacell.com.mx

Mexico City, February 25, 2003 — Grupo Iusacell, S.A. de C.V. (Iusacell or the Company) (BMV: CEL, NYSE: CEL) today announced results for the fourth quarter and year ended December 31, 2002.

Highlights

•	Total subscriber base increased 12% in 2002, net customers additions were 226,000, representing a 30% increment over 2001;

•	New management team focusing on high-value customers; decline in postpaid subscriber base slows in second half of 2002;

•	Restructuring and cost-containment efforts reduce S&A by 14% in 2002;

•	Personnel reduction of 36% in the year increases operating efficiencies;

•	Technology leadership affirmed with 3G 1XRTT launch in January 2003;

“This was a challenging year for Iusacell. The new management team realigned the Company’s strategic focus towards high-value customers, whether they choose a pre or post-payment alternative, during the second half of 2002. To support this strategy, we segmented our sales force to compete more effectively in the high-end market, redesigned the sales compensation plan and strengthened distributor relationships. We also continued to tighten our cost structure and extract greater efficiencies from our operations. The re-sizing of the Company better aligns it with the current competitive environment,” said Carlos Espinal G., Iusacell’s Chief Executive Officer. He added, “Most of the internal processes have been evaluated and re-designed, while the remainder are slated for performance improvement in early 2003. This will align the entire organization with a customer-oriented focus. We believe that long-term fundamental gains from this strategic shift will begin to emerge during 2003.”

Russell A. Olson, Chief Financial Officer of Iusacell said “The Company’s financial strategy in 2002 was centered on cost containment and cash management.” He continued, “Iusacell ended 2002 in a better cash position than the previous quarter as well as with a reduced labor force.”

[1] Unless otherwise noted, all monetary figures are in Mexican Pesos and restated as of December 31, 2002 in accordance with Mexican GAAP, except for ARPU (which is in nominal pesos). The symbols “$” and “US$” refer to Mexican pesos and U.S. dollars, respectively.

Quarterly Results

Iusacell added 169 thousand gross cellular customers in the fourth quarter of 2002, 37% lower than those added in the fourth quarter of 2001. The decrease in gross additions during the quarter reflects the Company’s renewed focus on high-value customers. Subscribers at year-end 2002 totaled 2.1 million, a 12% increase from the December 31, 2001 figure. The total subscriber base, however, decreased 4% when compared to the previous quarter as turnover among very low-usage subscribers continued. The Company’s postpaid customer base declined 4% during the quarter and 12% during the year, ending at 356 thousand due primarily to fewer gross additions. To counter those declines the Company is enhancing and developing improved postpaid products to attract high-value subscribers, as evidenced by the recent launch in Mexico City of 1XRTT data features and the incorporation of the “any-time minutes” concept into all postpaid plans.

Prepaid customers increased 19% year over year, totaling approximately 1.7 million as of December 31, 2002, reflecting the Company’s prior efforts to grow that segment in the first half of 2002. The overall prepaid subscriber base is projected to grow marginally during 2003 as the Company continues to replace low-usage customers by focusing on attracting higher value prepaid customers.

Blended churn in the fourth quarter of 2002 increased to 4.1% compared to 3.9% registered in the fourth quarter of 2001. The result was driven by the anticipated increase in prepaid churn derived from the turnover among low usage prepaid and Incoming Calls Only customers, partially offset by the 10% year over year improvement in postpaid churn. The improved postpaid churn reflects the Company’s continued efforts to augment retention and renewal programs; these efforts are designed to enhance customer service for high value prepaid and postpaid subscribers.

As part of the Company’s efforts to attract high-end customers and improve the delivery of customer care to this important market segment, Iusacell completed a performance evaluation of its Company-owned stores. After review of the study’s findings, the Company decided to relocate 23 stores into high-value residential and commercial zones, enhance customer service capabilities for key stores and remodel 38 strategic stores. As of December 31, 2002, Iusacell had a total of 146 Company-owned stores.

The Company continued its program to directly contract with key distribution channels that had previously been served via third party distributors. During the fourth quarter, contracts were executed with a major national electronic retail chain and a large supermarket chain operating in the northern regions. The direct sales model will contribute to stronger distribution relationships and an improved cost structure. In addition, the Company reached an agreement to include the Banamex-Citibank network of more than 6,000 ATMs in order to extend the airtime recharge availability to high-value prepaid customers. As of December 31, 2002 there were approximately 1,800 direct and indirect points of sale and approximately 56,500 nationwide points of sale dedicated to prepaid VIVA ™ cards distribution and airtime recharge.

Blended Average Revenue per User (ARPU) declined from $241 in the fourth quarter of 2001 to $180 in the fourth quarter of 2002 primarily due to a higher proportion of prepaid subscribers in the Company’s customer base. Fourth quarter postpaid ARPUs decreased 14% compared to the previous year due mainly to the increased proportion of hybrid customers in the postpaid subscriber base and the impact of a tighter Mexican economy on consumption. When compared to the previous quarter, postpaid ARPUs declined 2% due to additional seasonal airtime promotions. Prepaid subscribers’ ARPU decreased 2% compared to the fourth quarter of 2001 mainly driven by a higher proportion of lower-revenue generating customers in the prepaid subscriber base brought into the Company in the first half of 2002. Sequentially, prepaid ARPU increased 1% due to an improved prepaid subscriber mix.

As a result of the above, quarterly revenues decreased 17% year over year to $1,274 million. Compared to the previous quarter, revenues declined 4%. The Company believes the initiatives taken in the later part of 2002 aimed to incent high-value sales, attractive new product offerings like 1XRTT and prepaid LD, as well as high-value customer retention programs will stem the negative revenue trend in 2003.

In the fourth quarter of 2002, cost of sales decreased 2% from the fourth quarter of 2001 to $475 million. Stringent financial controls in 2002 enabled the Company to register a marginal cost reduction in spite of higher lease costs associated with an increased number of non-strategic towers sold to (and leased-back from) the Mexican subsidiary of American Tower Corporation during the year.

Fourth quarter 2002 overall sales and advertising expenses declined 14% compared to the fourth quarter of last year due primarily to fewer gross subscriber additions. Lower headcount, and restructured compensation plans helped reduce general and administrative expenses to $59 million, a 62% decline from the previous year’s quarter.

EBITDA decreased 27% in the fourth quarter of 2002 compared to the fourth quarter of 2001, to $367 million. EBITDA of $504 million in the fourth quarter of 2001 benefited from a $36 million gain related to sales of non-strategic cellular towers. Excluding the gain, fourth quarter 2001 EBITDA margin would have been 30%, comparable to the 29% fourth quarter 2002 EBITDA margin result.

Adjusted EBITDA margin, which expenses rather than capitalizes postpaid handset subsidies and excludes non-operational transactions, such as severance costs and gains from fiber-optic and towers sales, was 24% in the fourth quarter, as compared to the 26% margin in the fourth quarter of last year. The decline was attributable to lower revenues and higher tower leasing costs partially offset by the cost reduction efforts during the period.

Depreciation and amortization expenses of $478 million decreased 27% from the fourth quarter of 2001, driven by a reduced level of capital expenditures during the period, lower handset amortization expenses attributable to lower postpaid gross additions, more cost-effective handset purchases and handset subsidies targeted to high-value customers.

Direct cash acquisition costs per postpaid subscriber improved from US$270 in the fourth quarter of 2001 to US$208 in the most recent quarter, due to restructured commission plans, more efficient handset purchasing and targeted subsidies.

The fourth quarter operating loss of $111 million decreased 27% from the $153 million operating loss registered in the same period of 2001. Excluding 2001 tower-related gains, Iusacell would have reported operating losses of $189 million in the fourth quarter of 2001.

The Company reported an integral financing cost of $394 million in the fourth quarter of 2002, compared to a $93 million integral financing gain in the same quarter of last year. This sharp decline was mainly driven by a $326 million foreign exchange loss in the fourth quarter of 2002 resulting from the 5% depreciation of the peso against the U.S. dollar during the period, compared to a 3% peso appreciation against the U.S. dollar registered in the fourth quarter of 2001, as well as a $21 million increase in interest expense compared to the same period of 2001. The increase in interest expense was also driven by the depreciation of the peso since interest obligations are primarily denominated in U.S. dollars.

The operating loss as well as the integral financing cost in the fourth quarter of 2002 resulted in a net loss of $525 million, compared to a net loss of $79 million in the fourth quarter of 2001. Excluding the fourth quarter 2001 tower gains, Iusacell would have reported a $114 million loss in that period.

Financial Condition

Liquidity: During the fourth quarter of 2002, the Company funded its operations, capital expenditures, handset purchases, principal and interest payments primarily with internally generated cash flow. As of December 31, 2002, the Company’s operating cash balance was US$16 million. In December 2002, the Company made the scheduled US$25 million payment of interest on its 14.25%, US$350 million Senior Notes due in 2006. With this payment, the Company exhausted the cash escrow funds used to service this facility’s interest payments. Also see Other Developments -Debt Restructuring Effort.

Capital Expenditures: Iusacell invested US$29 million in its cellular and PCS regions during the fourth quarter of 2002 to expand coverage and upgrade 3G data capability in Mexico City (see Other Developments —3rd Generation Services). The Company invested US$88 million in capital expenditures in 2002, significantly lower than the US$214 million invested during 2001. The reduction reflects a revised focus which maximizes existing capacity and prioritizes the Company’s strategic investments.

Debt: As of December 31, 2002, debt, including trade notes payable and notes payable to related parties, totaled US$822 million, compared to US$829 million registered in the fourth quarter of 2001 and US$840 in the third quarter of 2002. All of the Company’s debt is U.S. dollar-denominated, with an average maturity of 2.8 years. As of quarter-end, Iusacell’s debt-to-capitalization ratio was 61.6%, versus 51.5% on December 31, 2001.

Other Developments

3rd Generation Services: In January 2003, the Company commercially launched the country’s first CDMA2000 1X voice and high-speed data network in Mexico City. With this third-generation (3G) network, the Company increased its voice capacity and offered subscribers new data services such as high-speed instant messaging, e-mail and Internet access at speeds of up to 144 kilobits per second (kbps). Iusacell offers enterprises mobile office capabilities and applications designed to meet the needs of specific mobile users such as field sales and service personnel. The Company expects to expand the footprint of this technology to the main cities throughout Mexico in 2003.

Verizon Relationship: The Company continued to integrate network services with Verizon in the fourth quarter of 2002. Starting December 2002, a portion of Verizon’s international in-coming traffic is now terminated through the Company’s Long Distance network, representing an important step forward to leverage Iusacell’s facilities. The Company believes that as its network continues to prove high levels of reliability, the portion of the Verizon’s international traffic to Mexico terminated in Iusacell’s network will further increase in the coming quarters.

The Company also initiated the operations and commercial offering of Internet services to its corporate clients, derived from an agreement with Verizon that invested in, and supervised the activation of, an Internet POP to serve Iusacell high-value customers in Mexico.

Furthermore, Verizon Wireless has been actively updating its Preferred Roaming Partner list (PRP) in all its new handsets and promoting and contacting key customers to update the software PRP list using an over-the-air activation process. This PRP update allows Verizon Wireless customers to automatically roam on the Iusacell network while in Mexico. This effort has resulted in a substantial increase in roaming airtime from Verizon Wireless during 2002, reaching traffic increments of up to 170% quarter-over-quarter. These efforts complement other on-going initiatives such as purchasing telecom equipment and handsets with Verizon.

Cost Control Initiatives: During the fourth quarter, the Company has continued to restructure and streamline its operations and has taken significant steps towards reducing future costs. As part of these initiatives, Iusacell further reduced its total labor force by 186 permanent and outsourced positions during the fourth quarter of 2002. As of December 31, 2002, the Company had 1,685 total employees, down from the 2,643 employees at the end of 2001. The release of 958 employees during 2002 generated a total of $70 million in related severance cost in the year. The Company accounted for approximately $56 million in net cost-reduction savings in 2002.

Debt Restructuring Effort: During the fourth quarter of 2002, the Company announced its intention to initiate a debt restructuring process for its primary obligations. Iusacell has retained Morgan Stanley and Co. Incorporated as its financial advisor for this effort.

Listing Standards on the NYSE: As previously reported in the Company’s third quarter earnings release, Iusacell received notice from the New York Stock Exchange (NYSE) in September 2002 that it is not in compliance with one of the NYSE’s continued listing standards since its ADR 30 average trading day price was below US$1.00. Iusacell continues to proactively communicate with the NYSE and evaluate viable alternatives to cure the deficiency.

Operating Highlights

Millions of constant pesos as
of December 31, 2002	Fourth Quarter			Full Year

	2001	2002	% Change	2001	2002	% Change

Revenues	1,539	1,274	-17%	6,597	5,353	-19%
Gross Margin	1,057	799	-24%	4,578	3,453	-25%
EBITDA	504	367	-27%	2,708	1,737	-36%
EBITDA Margin	33%	29%	—	41%	32%	—
Operating Income (Loss)	(153)	(111)	27%	(60)	(510)	—
Net Loss	(79)	(525)	—	(528)	(2,084)	—
Cellular Subscriber Base	1,855,166	2,081,200	12%	1,855,166	2,081,200	12%
Gross Cellular Additions	268,280	168,574	-37%	1,051,089	1,122,024	7%
Net Cellular Additions (Deletes)	158,548	(95,278)	-160%	173,947	226,034	30%
Total Number of Employees	2,643	1,685	-36%	2,643	1,685	-36%
Avg. Monthly Churn	3.9%	4.1%	—	3.9%	3.4%	—

All numbers are for the period indicated, except cellular subscriber base and employees data, which is period end data. The EBITDA number for the periods indicated includes non-operational transactions, such as one time gains from tower and fiber sales.

ARPUs in pesos as of December 31, 2002	Fourth Quarter			Full Year

	2001	2002	% Change	2001	2002	% Change

Avg. Monthly MOU per Subscriber*	80	62	-23%	84	63	-25%
• Postpaid	253	222	-12%	250	214	-14%
• Prepaid	26	29	12%	28	29	4%
Monthly ARPU*	241	180	-25%	267	191	-28%
• Postpaid	783	671	-14%	798	693	-13%
• Prepaid	81	79	-2%	90	80	-11%

     *Total subscriber base, including Calling Party Pays Only subscribers within prepaid.

Integral Financing (Cost) Gain

Thousands of constant pesos as of
December 31, 2002	Fourth Quarter			Full Year

	2001	2002	% Change	2001	2002	% Change

Net Interest Expense	(222)	(243)	10%	(855)	(900)	5%
Exchange (Loss)/Gain	231	(326)	—	231	(1,029)	—
Monetary Correction Gain	84	174	108%	282	416	47%

Total Integral Financing Gain (Loss)	93	(394)	—	(342)	(1,513)	—

Revenue Breakdown

Revenues by type of service and the period-to-period comparisons expressed in millions of pesos as of December 31, 2002 are as follows:

	Fourth Quarter				Full Year

	2001	% of Total	2002	% of Total	2001	% of Total	2002	% of Total

Monthly Fee	$423	28	$351	28	$1,842	28	$1,518	29
Airtime Consumption	723	47	678	53	3,003	46	2,641	49
Long Distance	172	11	90	7	686	10	437	8
Value-added Services plus roaming	98	6	65	5	424	6	338	6

Total Service Revenues	$1,416	92	$1,184	93	$5,955	90	$4,934	92
Equipment Sales & Other	123	8	90	7	642	10	419	8

Total Revenues	$1,539	100	$1,274	100	$6,597	100	$5,353	100

********

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico’s nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, León and Mérida. The Company’s service regions encompass a total of approximately 91 million POPs, representing approximately 90% of the country’s total population. Iusacell is under the management and operating control of subsidiaries of Verizon Communications Inc. (NYSE: VZ).

Note: This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: materially adverse changes in the business environment in Mexico, such as the change in value of the peso, the imposition of exchange controls, inflation levels above those in the U.S. and economic downturns; Iusacell’s ability to develop new technologies and hire and retain qualified personnel; the Company’s ability to obtain debt or equity financing necessary to pursue business opportunities; and Iusacell’s ability to adapt to rapid technological change and significant competition.

Macroeconomic information used in the preparation of this report considered a 5.7% inflation rate for the twelve months ended December 31, 2002 and peso-dollar exchange rates of $10.44 and $9.17 at the close of business of December 31, 2002 and 2001, respectively.

For any additional corporate information please check the Company’s web site at http://www.iusacell.com.mx

Attached are the Consolidated Income Statements of each of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. for the three-month and twelve-month periods ended December 31, 2002 and 2001, and the Consolidated Balance Sheet of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. at December 31, 2002 and 2001. The financial statements of Grupo Iusacell Celular, S.A. de C.V. exclude the impact on results and financial position of the US$350 million in 14.25% Senior Notes due 2006, certain microwave equipment and related purchase money indebtedness and the PCS business.

GRUPO IUSACELL CONSOLIDATED BALANCE SHEET
COMPARISON OF FOURTH QUARTER 2002 WITH FOURTH QUARTER 2001
(Figures in thousands of constant December 31, 2002 Pesos)

					Growth
	4Q01		4Q02		4Q02/4Q01

ASSETS
Current Assets
Cash and marketable securities	904,044	5%	160,035	1%	-82.3%
Accounts receivable, net	629,217	4%	640,643	4%	1.8%
Related parties	1,409	0%	545	0%	-61.3%
Recoverable taxes and other	687,340	4%	395,110	3%	-42.5%
Inventories	268,149	2%	35,698	0%	-86.7%
TOTAL CURRENT ASSETS	2,490,159	14%	1,232,031	8%	-50.5%
Property and equipment, net	10,008,780	57%	9,367,325	62%	-6.4%
Excess of cost of investments in subsidiaries over book value, net	2,229,995	13%	2,103,697	14%	-5.7%
Other assets	2,787,346	16%	2,419,575	16%	-13.2%
TOTAL ASSETS	17,516,280	100%	15,122,628	100%	-13.7%
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accrued liabilities	974,666	6%	716,749	5%	-26.5%
Related parties	63,507	0%	181,392	1%	185.6%
Accounts payable	938,296	5%	363,885	2%	-61.2%
Short-term debt	144,517	1%	202,944	1%	40.4%
TOTAL CURRENT LIABILITIES	2,120,986	12%	1,464,970	10%	-30.9%
Non-current liabilities	7,823,620	45%	8,292,556	55%	6.0%
TOTAL LIABILITIES	9,944,606	57%	9,757,526	65%	-1.9%
Minority interest	132,215	1%	9,680	0%	-92.7%
Shareholders’ Equity
Capital stock	7,140,005	41%	7,140,005	47%	—
Legal reserve	20,066	0%	20,066	0%	—
Capital contributions	1,405,017	8%	1,405,017	9%	—
Net loss	(528,488)	-3%	(2,084,037)	-14%	294.3%
Accumulated earnings from prior years	(805,285)	-5%	(1,333,773)	-9%	65.6%
Excess from restatement of shareholders’ equity	208,144	1%	208,144	1%	—
TOTAL SHAREHOLDERS’ EQUITY	7,439,459	42%	5,355,422	35%	-28.0%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,516,280	100%	15,122,628	100%	-13.7%

GRUPO IUSACELL CONSOLIDATED INCOME STATEMENT
COMPARISON OF FOURTH QUARTER 2002 WITH FOURTH QUARTER 2001
(Figures in thousands of constant December 31, 2002 Pesos)

					Growth
	4Q01		4Q02		4Q02/4Q01

REVENUE
Service	1,416,155	92.0%	1,184,476	93.0%	-16.4%
Equipment sales and other	122,977	8.0%	89,687	7.0%	-27.1%
TOTAL REVENUE	1,539,132	100.0%	1,274,163	100.0%	-17.2%
Cost of services	337,662	21.9%	387,215	30.4%	14.7%
Other costs	144,576	9.4%	87,501	6.9%	-39.5%
TOTAL COSTS	482,238	31.3%	474,716	37.3%	-1.6%
GROSS MARGIN	1,056,894	68.7%	799,447	62.7%	-24.4%
Sales & Advertising expenses	433,761	28.2%	373,540	29.3%	-13.9%
General and administrative expenses	154,649	10.0%	59,069	4.6%	-61.8%
Other income	-35,761	-2.3%	—	0.0%	—
TOTAL OPERATING EXPENSES	552,649	35.9%	432,609	34.0%	-21.7%
EBITDA	504,245	32.8%	366,838	28.8%	-27.3%
Depreciation and amortization	657,042	42.7%	478,299	37.5%	-27.2%
OPERATING LOSS	-152,797	-9.9%	-111,461	-8.7%	27.1%
Interest expense, net	221,706	14.4%	242,944	19.1%	9.6%
Foreign exchange loss (gain)	-231,040	-15.0%	325,944	25.6%	—
Monetary correction	-84,066	-5.5%	-174,485	-13.7%	107.6%
INTEGRAL FINANCING COST	-93,400	-6.1%	394,403	31.0%	—
INCOME (LOSS) BEFORE TAXES AND STATUTORY PROFIT SHARING COST	-59,397	-3.8%	-505,864	-39.7%	-751.7%
Part (Income) loss Subsidiaries	-536	0.0%	272	0.0%	—
Taxes	28,539	1.9%	25,997	2.0%	-8.9%
NET INCOME (LOSS) BEFORE
MINORITY INTEREST	-87,400	-5.7%	-532,133	-41.8%	-508.8%
Minority interest	-8,896	-0.6%	-7,309	-0.6%	-17.8%
NET LOSS	-78,504	-5.1%	-524,824	-41.2%	-568.5%

GRUPO IUSACELL CONSOLIDATED INCOME STATEMENT
COMPARISON OF TWELVE MONTHS 2002 WITH TWELVE MONTHS 2001
(Figures in thousands of constant December 31, 2002 Pesos)

					Growth
	12M01		12M02		12M02/12M01

REVENUE
Service	5,955,461	90.3%	4,933,603	92.2%	-17.2%
Equipment sales and other	641,737	9.7%	418,966	7.8%	-34.7%
TOTAL REVENUE	6,597,198	100.0%	5,352,569	100.0%	-18.9%
Cost of services	1,619,711	24.6%	1,533,026	28.6%	-5.4%
Other costs	399,644	6.1%	366,878	6.9%	-8.2%
TOTAL COSTS	2,019,355	30.6%	1,899,904	35.5%	-5.9%
GROSS MARGIN	4,577,843	69.4%	3,452,665	64.5%	-24.6%
Sales & advertising expenses	1,582,534	24.0%	1,364,977	25.5%	-13.7%
General & administrative expenses	612,536	9.3%	452,086	8.4%	-26.2%
Other income	-325,436	-4.9%	-100,979	-1.9%	-69.0%
TOTAL OPERATING EXPENSES	1,869,634	28.3%	1,716,084	32.1%	-8.2%
EBITDA	2,708,209	41.1%	1,736,581	32.4%	-35.9%
Depreciation and amortization	2,768,521	42.0%	2,247,065	42.0%	-18.8%
OPERATING LOSS	-60,312	-0.9%	-510,484	-9.5%	-746.4%
Interest expense, net	854,773	13.0%	900,075	16.8%	5.3%
Foreign exchange loss (gain)	-230,759	-3.5%	1,028,698	19.2%	—
Monetary correction	-281,823	-4.3%	-415,625	-7.8%	-47.5%
INTEGRAL FINANCING COST	342,191	5.2%	1,513,148	28.3%	342.2%
INCOME (LOSS) BEFORE TAXES AND STATUTORY PROFIT SHARING COST	-402,503	-6.1%	-2,023,632	-37.8%	402.8%
Part (Income) loss Subsidiaries	-6,890	-0.1%	9,741	0.2%	—
Taxes	154,749	2.3%	120,470	2.3%	-22.2%
Extraordinary items	—	—	-53,172	-1.0%	—
NET INCOME (LOSS) BEFORE
MINORITY INTEREST	-550,362	-8.3%	-2,100,671	-39.2%	-281.7%
Minority interest	-21,874	-0.3%	-16,634	-0.3%	-24.0%
NET LOSS	-528,488	-8.0%	-2,084,037	-38.9%	-294.3%

GRUPO IUSACELL CELULAR CONSOLIDATED BALANCE SHEET
COMPARISON OF FOURTH QUARTER 2002 WITH FOURTH QUARTER 2001
(Figures in thousands of constant December 31, 2002 Pesos)

					Growth
	4Q01		4Q02		4Q02/4Q01

ASSETS
Current Assets
Cash and marketable securities	126,358	1%	148,487	1%	17.5%
Accounts receivable, net	629,217	4%	637,590	5%	1.3%
Related parties	45,501	0%	242,249	3%	432.4%
Recoverable taxes and other	564,142	4%	304,651	2%	-46.0%
Inventories	253,437	2%	35,698	0%	-85.9%
TOTAL CURRENT ASSETS	1,618,655	11%	1,368,675	10%	-15.4%
Property and equipment, net	9,365,301	62%	8,552,898	64%	-8.7%
Excess of cost of investments in subsidiaries over book value, net	2,029,109	14%	1,913,218	14%	-5.7%
Other assets	1,988,538	13%	1,603,357	12%	-19.4%
TOTAL ASSETS	15,001,603	100%	13,438,148	100%	-10.4%
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accrued liabilities	919,772	6%	603,159	4%	-34.4%
Related parties	169,665	1%	291,403	2%	71.8%
Accounts payable	711,831	5%	271,762	2%	-61.8%
Short-term debt	116,306	1%	125,272	1%	7.7%
TOTAL CURRENT LIABILITIES	1,917,574	13%	1,291,596	10%	-32.6%
Non-current liabilities	4,086,133	27%	4,341,815	32%	6.3%
TOTAL LIABILITIES	6,003,707	40%	5,633,411	42%	-6.2%
Minority interest	132,215	1%	—	—	—
Shareholders’ Equity
Capital stock	15,924,917	106%	15,924,917	119%	—
Legal reserve	28,356	0%	28,356	0%	—
Capital contributions	98,122	1%	98,122	1%	—
Net loss	-314,642	-2%	-1,060,944	-8%	-237.2%
Accumulated earnings from prior years	-6,168,435	-41%	-6,483,077	-48%	-5.1%
Excess from restatement of shareholders’ equity	-702,637	-5%	-702,637	-5%	—
TOTAL SHAREHOLDERS’ EQUITY	8,865,681	59%	7,804,737	58%	-12.0%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,001,603	100%	13,438,148	100%	-10.4%

GRUPO IUSACELL CELULAR CONSOLIDATED INCOME STATEMENT
COMPARISON OF FOURTH QUARTER 2002 WITH FOURTH QUARTER 2001
(Figures in thousands of constant December 31, 2002 Pesos)

					Growth
	4Q01		4Q02		4Q02/4Q01

REVENUE
Service	1,466,239	92.3%	1,197,585	93.1%	-18.3%
Equipment sales and other	122,977	7.7%	88,365	6.9%	-28.1%
TOTAL REVENUE	1,589,216	100.0%	1,285,950	100.0%	-19.1%
Cost of services	319,123	20.1%	435,235	33.8%	36.4%
Other costs	144,576	9.1%	87,423	6.8%	-39.5%
TOTAL COSTS	463,699	29.2%	522,658	40.6%	12.7%
GROSS MARGIN	1,125,517	70.8%	763,292	59.4%	-32.2%
Sales & Advertising expenses	595,426	37.5%	373,287	29.0%	-37.3%
General and administrative expenses	150,358	9.5%	34,246	2.7%	-77.2%
Other income	-35,758	-2.3%	0	0.0%	—
TOTAL OPERATING EXPENSES	710,026	44.7%	407,533	31.7%	-42.6%
EBITDA	415,491	26.1%	355,759	27.7%	-14.4%
Depreciation and amortization	643,298	40.5%	448,614	34.9%	-30.3%
OPERATING LOSS	-227,807	-14.3%	-92,855	-7.2%	59.2%
Interest expense, net	94,258	5.9%	104,682	8.1%	11.1%
Foreign exchange loss (gain)	-119,845	-7.5%	129,539	10.1%	—
Monetary correction	-51,337	-3.2%	-88,249	-6.9%	71.9%
INTEGRAL FINANCING COST (GAIN)	-76,924	-4.8%	145,972	11.4%	—
INCOME (LOSS) BEFORE TAXES AND STATUTORY PROFIT SHARING COST	-150,883	-9.5%	-238,827	-18.6%	-58.3%
Part (Income) loss Subsidiaries	-536	0.0%	272	0.0%	—
Taxes	28,539	1.8%	25,997	2.0%	-8.9%
NET INCOME (LOSS) BEFORE
MINORITY INTEREST	-178,886	-11.3%	-265,096	-20.6%	-48.2%
Minority interest	-8,896	-0.6%	-5,251	-0.4%	-41.0%
NET LOSS	-169,990	-10.7%	-259,845	-20.2%	-52.9%

GRUPO IUSACELL CELULAR CONSOLIDATED INCOME STATEMENT
COMPARISON OF TWELVE MONTHS 2002 WITH TWELVE MONTHS 2001
(Figures in thousands of constant December 31, 2002 Pesos)

					Growth
	12M01		12M02		12M02/12M01

REVENUE
Service	6,005,545	90.3%	4,989,753	92.3%	-16.9%
Equipment sales and other	641,737	9.7%	417,495	7.7%	-34.9%
TOTAL REVENUE	6,647,282	100.0%	5,407,248	100.0%	-18.7%
Cost of services	1,560,761	23.5%	1,549,547	28.7%	-0.7%
Other costs	399,644	6.0%	366,611	6.8%	-8.3%
TOTAL COSTS	1,960,405	29.5%	1,916,158	35.4%	-2.3%
GROSS MARGIN	4,686,877	70.5%	3,491,090	64.6%	-25.5%
Sales & advertising expenses	1,747,639	26.3%	1,364,595	25.2%	-21.9%
General and administrative expenses	599,176	9.0%	418,988	7.7%	-30.1%
Other income	-325,436	-4.9%	-91,608	-1.7%	71.9%
TOTAL OPERATING EXPENSES	2,021,379	30.4%	1,691,975	31.3%	-16.3%
EBITDA	2,665,498	40.1%	1,799,115	33.3%	-32.5%
Depreciation and amortization	2,715,103	40.8%	2,121,610	39.2%	-21.9%
OPERATING LOSS	-49,605	-0.7%	-322,495	-6.0%	-550.1%
Interest expense, net	407,892	6.1%	384,657	7.1%	-5.7%
Foreign exchange loss (gain)	-94,405	-1.4%	507,147	9.4%	—
Monetary correction	-174,435	-2.6%	-220,633	-4.1%	-26.5%
INTEGRAL FINANCING COST	139,052	2.1%	671,171	12.4%	382.7%
INCOME (LOSS) BEFORE TAXES AND STATUTORY PROFIT SHARING COST	-188,657	-2.8%	-993,666	-18.4%	426.7%
Part (Income) loss Subsidiaries	-6,890	-0.1%	9,741	0.2%	—
Taxes	154,749	2.3%	120,470	2.2%	-22.2%
Extraordinary items	—	—	-53,172	-1.0%	—
NET INCOME (LOSS) BEFORE
MINORITY INTEREST	-336,516	-5.1%	-1,070,705	-19.8%	-218.2%
Minority interest	-21,874	-0.3%	-9,761	-0.2%	55.4%
NET LOSS	-314,642	-4.7%	-1,060,944	-19.6%	-237.2%